UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                               Ocean Energy, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   34039C 10 7
                                 --------------
                                 (CUSIP Number)


                                 James C. Flores
                              c/o Robert K. Reeves
                               Ocean Energy, Inc.
                        8440 Jefferson Highway, Suite 420
                          Baton Rouge, Louisiana 70809
--------------------------------------------------------------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 22, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.






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                                                             Page 2 of 7 Pages

                                 SCHEDULE 13D/A

----------------------                       ---------------------
CUSIP No.  34039C 10 7                       Page  2  of  6  Pages
----------------------                       ---------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            James C. Flores                      ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                  (a)     |_|
                                                                  (b)     |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS  (See Instructions)

                            00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

--------------------------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                                   200,000 shares
           OWNED BY              -----------------------------------------------
             EACH                8        SHARED VOTING POWER
           REPORTING
            PERSON                                      4,668,911 shares
             WITH                -----------------------------------------------
                                 9        SOLE DISPOSITIVE POWER

                                                        1,858,859 shares
                                 -----------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                                        3,012,400 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            4,871,259 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            21.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON  (See Instructions)
                            IN
--------------------------------------------------------------------------------

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                                                            Page 3 of 7 Pages

        This Amendment No. 1 on Schedule 13D/A to the Statement on Schedule 13D is filed on behalf of James C. Flores, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Ocean Energy, Inc., a Delaware corporation.

         Unless  otherwise  indicated,   each  capitalized  term  used  but  not
otherwise defined herein shall have the meaning assigned to such term in Mr. Flores' Schedule 13D (the "Schedule 13D").

Item 1.     Security and Company:

         Item 1 is hereby deleted in its entirety and replaced with the following:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock," an individual share of which is a "Share"), of Ocean Energy Corporation, a Delaware corporation (the "Company"). The principal offices of the Company are located at 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809.

Item 2.     Identity and Background:  No change.

Item 3.     Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented with the following:

         Pursuant to the terms of the Agreement to Vote and Proxy, dated as of December 22, 1997 (the "Voting Agreement"), between United Meridian Corporation, a Delaware corporation ("UMC") and Mr. Flores, UMC acquired shared voting control of 3,256,511 Shares (which amount does not include 1,412,400 Shares owned by the Flores Family Limited Partnership, a Texas limited partnership (the "Flores Partnership"), which Mr. Flores may be deemed to indirectly beneficially own; see Item 5). The information set forth in the Voting Agreement, which is included as Exhibit 1 hereto, is incorporated herein by reference. Mr. Flores entered into the Voting Agreement in consideration of UMC entering into the Agreement and Plan of Merger, dated as of December 22, 1997 (the "Merger Agreement"), among the Company, UMC, and OEI Holding Corporation, a Delaware corporation ("Newco"). The information set forth in the Merger Agreement, which is included as Exhibit 2 hereto, is incorporated herein by reference. Pursuant to the terms of the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Company), Newco will merge with and into the Company (the "Newco Merger"), with the Company continuing as the surviving corporation. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of UMC and the Company), UMC will merge with and into the Company (the "UMC Merger" and, together with the Newco Merger, the "Mergers"), with the Company continuing as the surviving corporation. Upon consummation of the Mergers, the Company will be the surviving corporation and the identity and separate existence of UMC will cease. Under the Voting Agreement, Mr. Flores has agreed to vote, and has granted to UMC a proxy to vote, in favor of the Mergers and the Merger Agreement, (i) 1,656,511 Shares directly owned by Mr. Flores, and
(ii) the



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                                                              Page 4 of 7 Pages

1,600,000 Option Shares, which Mr. Flores has the right to vote or direct the vote pursuant to the Proxy.

         The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements.

Item 4. Purpose of Transaction.

         Item 4 is hereby supplemented with the following:

         Pursuant to the Voting Agreement, UMC acquired the right to vote 3,256,511 Shares, representing approximately 14.1% of the outstanding Common Stock, in favor of the Mergers. UMC and Mr. Flores entered into the Voting Agreement pursuant to which Mr. Flores agreed to vote, and granted to UMC a proxy to vote, in favor of the Mergers and the Merger Agreement, (i) 1,656,511 Shares directly owned by Mr. Flores, and (ii) the 1,600,000 Option Shares, which Mr. Flores has the right to vote or direct the vote pursuant to the Proxy.

         The Merger Agreement and the proposed Mergers are described in Item 3 to this Schedule 13D/A and are incorporated herein by reference.

         Other than as described above and in the Schedule 13D, Mr. Flores has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Company.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         Mr. Flores presently beneficially owns an aggregate of 4,871,259 Shares, constituting approximately 21.1% of the outstanding Shares. Mr. Flores directly owns 1,656,511 Shares, constituting approximately 7.2% of the outstanding Shares. Additionally, Mr. Flores is deemed to directly beneficially own an aggregate of 200,000 Shares subject to vested stock options granted by the Company, which Shares represent approximately 0.1% of the outstanding Common Stock. Mr. Flores may also be deemed to indirectly beneficially own 1,412,400 Shares owned by the Flores Partnership. Mr. Flores and his wife, Cherie H.
Flores, are each a general partner of the Flores Partnership and in such capacity share the power to vote and dispose of the Shares owned by the Flores Partnership. The Shares owned by the Flores Partnership represent approximately 6.1% of the outstanding Common Stock. In addition, Mr. Flores may be deemed to indirectly beneficially own the 1,600,000 Option Shares by virtue of the Option or the Proxy. The Option Shares represent approximately 6.9% of the outstanding Common Stock. Pursuant to the Proxy, Mr. Flores has sole power to vote the Option Shares during the term of the Option. Mr. Flores does not have sole power to dispose of the Option Shares unless and until he exercises the Option, and Mr. Rucks and the



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                                                              Page 5 of 7 Pages

Rucks Partnership cannot dispose of the Option Shares during the term of the Option except in accordance with the terms of the Option. Until the Option is exercised, Mr. Rucks and the Rucks Partnership retain the power to receive or direct the receipt of dividends from the Option Shares, if any. Also, Mr. Flores may be deemed to indirectly beneficially own 2,348 Shares held on his behalf by the Company's 401(k) plan, as of January 21, 1998, which Shares Mr. Flores has the sole power to dispose and to vote and which Shares represent an insignificant percentage of the outstanding Shares.

         As a result of the execution of the Voting Agreement, Mr. Flores may be deemed pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities and Exchange Act of 1934, as amended, to have shared voting power with UMC with respect to the 3,256,511 Shares which are the subject of the Voting Agreement.

         The number of Shares subject to the Voting Agreement, in the aggregate, represent approximately 14.1% of the outstanding Common Stock, as calculated in accordance with Rule 13d- 3.

         Mr. Flores sold 433,333 Shares on November 18, 1997 as part of an underwritten public offering and disposed of 33,260 Shares by gift on November 3,1997. In addition, 75,000 of Mr. Flores' Company-granted stock options vested during December 1997 and 186 Shares were acquired on Mr. Flores' behalf by the Company's 401(k) plan during 1997. Except as described herein, Mr. Flores has not acquired or disposed of beneficial ownership of any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

         Item 6 is hereby supplemented with the following:

         Except for the Voting Agreement and the other arrangements described in the Schedule 13D, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finders's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




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                                                               Page 6 of 7 Pages


Item 7.     Materials to be Filed as Exhibits

         Exhibit                       Description

                1 Agreement to Vote and Proxy, dated as of December 22, 1997, between United Meridian Corporation and James
                           C. Flores, incorporated by reference to Exhibit 3 to United Meridian Corporation's Schedule 13D, filed with the Securities and Exchange Commission on December 22, 1997.

                2 Agreement and Plan of Merger, dated as of December 22, 1997, between OEI Holding Corporation, United Meridian Corporation, and Ocean Energy, Inc., incorporated by reference to Exhibit 2.1 to United Meridian Corporation's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 1997.





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                                                             Page 7 of 7 Pages
                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and accurate.

January 23, 1998                              JAMES C. FLORES



                                              By:     /s/ James C. Flores
                                                      ------------------------
                                              Name:   James C. Flores
                                              Title:  Chairman of the Board,
                                                      President and
                                                      Chief Executive Officer